SOUTHERN WEALTH SECURITIES, LLC

Audited Financial Statement

December 31, 2023

SOUTHERN WEALTH SECURITIES, LLC
Table of Contents
December 31, 2023



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Southern Wealth Securities, LLC
San Antonio, Texas

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Southern Wealth Securities, LLC ("SWS" or "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023 in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

ADKF, PC

ADKF, P.C.
San Antonio, Texas
March 29, 2024

We have served as the Company's auditor since 2019

MAIN OFFICE:

9601 McAllister FWY, STE 800
San Antonio, Texas 78216

672 Ridge Hill Dr.,STE B
New Braunfels, TX 78130

616 E. Blanco, STE 300e
Boerne, TX 78006

Phone: 210.829.1300
Fax: 210.829.4080

Phone: 830.387.4441

Phone: 830.815.1100



WWW.ADKF.COM

SOUTHERN WEALTH SECURITIES, LLC
Balance Sheet
December 31, 2023

		2023
ASSETS		
Current Assets:		
Cash and cash equivalents	$	222,104
FINRA flex-funding account		2,500
Prepaid expenses and other current assets		9,919
Total current assets		234,523
Total Assets	$	234,523
LIABILITIES AND MEMBER'S EQUITY		
Current Liabilities:		
Due to related party	$	5,716
Total current liabilities		5,716
Member's Equity		228,807
Total Liabilities and Member's Equity	$	234,523

See notes to audited financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations: Southern Wealth Securities, LLC (SWS) was created in the state of Texas on August 31, 2017 and became a registered broker-dealer with the Securities and Exchange Commission (SEC) effective June 19, 2018. SWS is a member of the Financial Industry Regulatory Authority (FINRA).

SWS deals almost exclusively in the sale of life insurance products, including Variable Universal Life (VUL) products. The SEC and FINRA consider the sale of VUL's to fall under the same laws and regulations as selling stocks and bonds. SWS retains all commissions and makes no payments of any kind to agents.

Basis of Accounting: The financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Revenue Recognition: The only source of revenues for SWS is from acting as a broker in the sale of life insurance policies. The Company has identified the performance obligation for these revenues as defined under ASC 606 to be satisfied at the execution of the policy as no further services are required or performed by SWS. The Company has no obligations to service the policy in any way subsequent to the initial sale. Initial commissions paid out at the time a policy is executed are recorded 100% as the amount is fixed and determinable. The policies also pay out commissions in varying amounts for the duration of the policies. These residual commissions have been identified by management as variable consideration to be estimated at the time revenue is recognized under ASC 606. The commissions vary based on the premium amounts, amounts funded by clients, changing commission rates throughout the policy term, and market returns for commissions calculated based on the CSV balances.

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether constraints on variable consideration should be applied due to uncertain future events. SWS may receive commissions paid by the carrier at the inception of the policy as well as over time for as long as the policy remains active. SWS believes that its performance obligation is the sale of a new policy and as such the performance obligation is fulfilled on the date of issuance. Any initial up-front (first-year) commissions are known fixed amounts and are recognized on the issuance date. Annual renewal commissions, which are variable amounts, are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. Uncertainties may relate to the cancellation of a policy prior to a certain period, the determination of a policy asset value at a point in time, or the amount and timing of funds contributed by the policy holder. The determination of policy asset values at a point in time is further dependent on the timing and amount of contributions and returns on the underlying investments. SWS estimates this variable consideration and records revenue when the performance obligation has been met. On December 31, 2023, commissions receivable reported on the balance sheet totaled $-0-. These commissions receivable represent revenues that have been accrued and are related to this variable consideration. No allowance for credit losses was necessary on December 31, 2023. The balance of accounts receivable as of the beginning of the year totaled $5,666.

Cash and Cash Equivalents: Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less.

Income Taxes: For federal income tax purposes, income and expenses of the Company are included in the tax return of the member. The Company is subject to the Texas margin tax. Management is not aware of any tax positions that would have a significant impact on its financial position. Its federal tax returns since inception remain subject to examination.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Concentration of Credit Risk: Financial instruments that potentially subject the Company to concentrations of credit risk are principally cash and accounts receivable. The Company performs on-going credit evaluations and generally requires no collateral from customers. The Company places its temporary cash investments with major banks which, from time-to-time, may exceed federally insured limits. The Company periodically assesses the financial condition and believes the risk of loss is minimal.

Subsequent Events: Subsequent events have been evaluated by management through the date of the independent registered public accounting firm's report. Material subsequent events, if any, are disclosed in a separate footnote to these financial statements.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates.

NOTE B - RELATED PARTY TRANSACTIONS

SWS has a management fee agreement with its sole member, Southern Wealth Management, LLP (SWM). The agreement automatically renews each January 1 for the next 12-month period, unless rescinded by either party. Under the terms of this agreement, SWS pays $9,000 per month to SWM for substantially all of its general and administrative, management and accounting services. Fees under this agreement totaled $108,000 in 2023.

NOTE C – REGULATORY REQUIREMENTS

Pursuant to the Basic Uniform Net Capital provisions of the Securities and Exchanges Commission, SWS is required to maintain a minimum net capital, as defined in such provision. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. On December 31, 2023, SWS had net capital of $216,387 and net capital requirements of $5,000. The Company's aggregate indebtedness to net capital ratio was 0 to 1 which is in compliance with the required ratio of 15 to 1.

NOTE D – RELATED PARTY PAYABLE

As of December 31, 2023, amounts totaling $5,716 were due to CAPFinancial Securities, LLC, the owner of Southern Wealth Management subsequent to May 26, 2023. This payable represents residual funds collected by SWS which are payable to CAPFinancial Securities, LLC monthly.